CUSIP NO.  749084 10 9                                        Page 1 of 5 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)1

                           Quorum Health Group, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                  749084 10 9
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                                 (CUSIP Number)

Welsh, Carson, Anderson                  William J. Hewitt, Esq.
  & Stowe VIII, L.P.                     Reboul, MacMurray, Hewitt,
320 Park Avenue, Suite 2500                Maynard & Kristol
New York, New York  10022                45 Rockefeller Plaza
Attention: Jonathan M. Rather            New York, New York  10111
Tel. (212) 893-9500                      Tel. (212) 841-5700
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 27, 2001
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          (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

--------
         1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP NO.  749084 10 9                                         Page 2 of 5 Pages


1)   Name of Reporting Person            Welsh, Carson,
     I.R.S. Identification               Anderson & Stowe VIII,
     No. of Above Person                 L.P.
     (Entities Only)
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2)   Check the Appropriate Box                   (a) [x]
      if a Member of a Group                     (b) [ ]
-----------------------------------------------------------------
3)   SEC Use Only
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4)   Source of Funds                     Not Applicable
-----------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
-----------------------------------------------------------------
6)   Citizenship or Place
     of Organization                          Delaware
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Number of                               7)  Sole Voting  -0-
Shares Beneficially                         Power
Owned by Each
Reporting Person
With
                                        ----------------------------------------
                                        8)   Shared Voting
                                             Power              -0-
                                        ----------------------------------------
                                        9)   Sole Disposi-      -0-
                                             tive Power
                                        ----------------------------------------
                                        10)  Shared Dis-
                                             positive Power     -0-
                                        ----------------------------------------
11)  Aggregate Amount Beneficially                              -0-
     Owned by Each Reporting Person
------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
------------------------------------------------------------------
13)  Percent of Class
     Represented by                                 -0-
     Amount in Row (11)
------------------------------------------------------------------
14)  Type of Reporting
     Person                                         PN

CUSIP NO.  749084 10 9                                         Page 3 of 5 Pages


                        Amendment No. 2 to Schedule 13D
                        -------------------------------

            Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the
"Commission") on September 9, 1999 and Amendment No. 1 thereto filed on October 21, 1999 (as so amended, the "Schedule 13D"). Terms defined in the
Schedule 13D are used herein as so defined.

Item 2.  Identity and Background.
         -----------------------

         Item 2 of the Schedule 13D is hereby amended to remove Andrew M. Paul, Laura VanBuren and Priscilla A. Newman as managing members of VIII Associates.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

         (a)

         WCAS VIII and VIII Associates
         -----------------------------

         WCAS VIII and VIII Associates own no shares of Common Stock.

         Managing Members of VIII Associates
         -----------------------------------

         The Managing Members of VIII Associates own no shares of Common
Stock.

          (b)      Not Applicable

          (c) On October 18, 2000 the Issuer and Triad Hospitals, Inc., a Delaware corporation ("Triad"), entered into an Agreement and Plan of Merger (as amended by the First Amendment to Agreement and Plan of Merger entered into between the Issuer and Triad as of April 13, 2001 (the "Amendment"), the "Merger Agreement"), pursuant to which the Issuer would merge with and into Triad, at which time the separate corporate existence of the Issuer would cease and Triad would continue as the surviving corporation (the "Merger"). The Merger Agreement is incorporated herein as Exhibit A hereto by reference to Exhibit 2.1 to Triad's Report on Form 8-K dated October 18, 2000, as filed with the Securities and Exchange Commission on October 20, 2000, and the Amendment is incorporated herein as Exhibit B hereto by reference to Exhibit
99.2 to Triad's Report on Form 8-K dated April 14, 2001, as filed with the Securities and Exchange Commission on April 16, 2001, and any descriptions thereof are qualified in their entirety by reference thereto. The Merger became effective on April 27, 2001, and as a result thereof, as contemplated by the Merger Agreement, each outstanding share of the Issuer's Common Stock was converted into the right to receive (i) 0.4107 shares of Triad common stock and (ii) $3.50 in cash. Immediately prior to the effectiveness of the Merger, WCAS VIII and the managing members of VIII Associates converted all of the Debentures that they held into Common Stock, and upon effectiveness of the

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CUSIP NO.  749084 10 9                                         Page 4 of 5 Pages

Merger disposed of all shares of Common Stock that they held in accordance with the terms of the Merger.

             (d) Not Applicable.

             (e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on April 27, 2001.

Item 7.      Material to be Filed as Exhibits.
             --------------------------------

             Exhibit A - Merger Agreement (incorporated by reference to Exhibit
2.1 to Triad's Report on Form 8-K dated October 18, 2000, as filed with the Securities and Exchange Commission on October 20, 2000)

             Exhibit B - Amendment to Merger Agreement (incorporated by reference to Exhibit 99.2 to Triad's Report on Form 8-K dated April 14, 2001, as filed with the Securities and Exchange Commission on April 16, 2001)

CUSIP NO.  749084 10 9                                         Page 5 of 5 Pages




                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
                               By:  WCAS VIII Associates, LLC, General
                               Partner

                               By:      /s/ Jonathan M. Rather
                                  ----------------------------
                                        Managing Member


Dated: May 2, 2001